Exhibit 12.1



                UAL Corporation and Subsidiary Companies

           Computation of Ratio of Earnings to Fixed Charges

               and Preferred Stock Dividend Requirements

                                       Year Ended December 31
                               1999     1998     1997      1996    1995
                               ----     ----     ----      ----    ----
Earnings:                                  (In Millions)
Earnings before income taxes
  and extraordinary item      $1,942   $1,256   $1,524   $  970   $  621
Undistributed earnings
  of affiliate                   (20)     (62)     (16)     (49)     (38)
Fixed charges and preferred
  stock dividend requirements,
  from below                   1,195    1,150    1,116    1,209    1,326
Interest capitalized             (75)    (105)    (104)     (77)     (42)
                               -----    -----    -----    -----    -----
     Earnings                 $3,042   $2,239   $2,520   $2,053   $1,867
                               =====    =====    =====    =====    =====

Fixed charges:

Interest expense              $  362   $  355   $  286   $  295   $  399
Preferred stock dividend
  requirements                   202      164      125       97       87
Portion of rental expense
  representative of the
  interest factor                631      631      705      817      840
                               -----    -----    -----    -----    -----
     Fixed charges            $1,195   $1,150   $1,116   $1,209   $1,326
                               =====    =====    =====    =====    =====

Ratio of earnings to
  fixed charges                 2.55     1.95     2.26     1.70     1.41
                               =====    =====    =====    =====    =====